EXHIBIT 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the use, in this Offering Statement on Form 1-A, as it may be amended, of our independent auditors’ report dated March 5, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statement of CRL Team 12, Inc. as of February 22, 2019 and the related notes to the balance sheet.

Very truly yours,

/s/ dbbmckennon

Newport Beach, California

March 5, 2019